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EXHIBIT (12)
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES             Sprint Corporation

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
                         1999         1998        1997        1996        1995
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                                    (millions)
Earnings
 Income (loss) from
  continuing operations
  before income taxes   $(1,072)     $1,039      $1,748      $1,994      $1,480
 Capitalized interest      (151)       (167)        (93)       (104)        (57)
 Equity in losses of
  less than 50% owned
  entities                   80          42         680         199          33
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Subtotal                 (1,143)        914       2,335       2,089       1,456
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Fixed charges
 Interest charges         1,011         885         277         301         318
 Interest factor of
  operating rents           311         275         135         120         119
 Pre-tax cost of
  preferred stock
  dividends of
  subsidiaries              --          --          --          --            1
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Total fixed charges       1,322       1,160         412         421         438
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Earnings, as adjusted   $   179      $2,074      $2,747      $2,510      $1,894
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Ratio of earnings to
 fixed charges             --  (/1/)   1.79(/2/)   6.67(/3/)   5.96(/4/)   4.32(/5/)
                        ------------------------------------------------------------

(/1/)Earnings, as adjusted, were inadequate to cover fixed charges by $1.1 billion in 1999.

(/2/)Earnings as computed for the ratio of earnings to fixed charges includes nonrecurring net gains of $104 million mainly relating to sales of local exchanges and a nonrecurring charge to write off $179 million of acquired in-process research and development costs related to the PCS Restructuring. Excluding these items, the ratio of earnings to fixed charges would have been 1.85 for 1998.

(/3/)Earnings as computed for the ratio of earnings to fixed charges includes nonrecurring items. These items include a litigation charge of $20 million, gains on the sales of local exchanges of $45 million and a gain on the sale of an equity investment in an equipment provider of $26 million. Excluding these items, the ratio of earnings to fixed charges would have been 6.54 for 1997.

(/4/)Earnings as computed for the ratio of earnings to fixed charges includes the nonrecurring charge related to litigation of $60 million recorded in 1996. Excluding this charge, the ratio of earnings to fixed charges would have been 6.10 for 1996.

(/5/)Earnings as computed for the ratio of earnings to fixed charges includes the nonrecurring restructuring charge of $88 million recorded in 1995. Excluding this charge, the ratio of earnings to fixed charges would have been 4.53 for 1995.

Note: The ratios were computed by dividing fixed charges into the sum of earnings (after certain adjustments) and fixed charges. Earnings include income from continuing operations before taxes, plus equity in the net losses of less-than-50% owned entities, less capitalized interest. Fixed charges include (a) interest on all debt of continuing operations (including amortization of debt issuance costs), (b) the interest component of operating rents, and (c) the pre-tax cost of subsidiary preferred stock dividends.